FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  March, 2008

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

March 10, 2008

Minco Gold Corporation is pleased to report the assay results for 6 diamond drill holes completed for the Changkeng Gold Project located in Guangdong Province, China.

For further details see the attached Exhibit.

2.

Exhibits

2.1

News Release dated March 10, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Garnet Clark

Date:  March 10, 2008

Garnet Clark

Chief Financial Officer

Exhibit 2.1

TSX: MMM AMEX: MGH FSE: MI5
For Immediate Release	March 10, 2008

NEWS RELEASE

MINCO GOLD ANNOUNCES ASSAY RESULTS FOR CHANGKENG

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/AMEX:MGH/FSE:MI5) is pleased to report the assay results for 6 diamond drill holes completed for the Changkeng Gold Project located in Guangdong Province, China.

The 6 holes were completed in late 2007 and were drilled to expand and confirm the mineralization on the Changkeng gold deposit.  Significant gold results of the drilling are as follows and the complete results are listed in Table 1 below:

•

CK2006       5.788 g/t Au over 12.62 metres (m)

•

CK2007        5.54 g/t Au over 8.0 m

•

CK2010       7.83 g/t Au over 26.81 m, including 12.23 g/t Au over 14.81 m

Table 1:

Hole No.	From (m)	To (m)	Intercept* (m)	Average Grade
				Au(g/t)	Ag(g/t)	Pb(%)	Zn(%)
CK 2002	184.42	188.30	3.88	0.18	152.37	0.03	0.07
	205.40	213.30	7.90	0.16	264.55	0.13	0.25
CK2005	99.82	101.81	1.99	1.58	4.6	n/a	n/a
CK2006	121.11	133.73	12.62	5.788	40.51	n/a	n/a
CK2007	114.81	116.81	2.00	1.12	78	n/a	n/a
	122.45	130.45	8.00	5.54	5.7	n/a	n/a
CK2009	65.44	66.48	1.04	1.03	46	n/a	n/a
CK2010	153.12	179.93	26.81	7.83	5.7	n/a	n/a
	including
	159.12	173.93	14.81	12.23	14.81	n/a	n/a

* True widths for the mineralized zones are typically from 75% to 95% of the stated intercepts.

P&E Mining Consultants Inc. of Brampton, Ontario, is finalizing a NI 43-101 resource estimate on the Changkeng Gold Project and the Company is about to start an aggressive exploration program to advance the project to the feasibility study stage.

Samples were prepared and assayed at PRA Kunming lab (Process Research Associates Ltd.) under the supervision of a certified Canadian chemist from the British Columbia PRA lab. Gold and silver were assayed with fire assay and AAS or gravimetric finish. Assay results were further checked at PRA's Vancouver lab as an external check.  Samples have also been sent to ASL Chemex Laboratories in Guangzhou, Guangdong Province, PRC for additional check analysis.  Reference materials were inserted by Minco geologists as part of a comprehensive quality assurance/quality control program.

Mr. Dwayne Melrose, P. Geo, Vice President Exploration for Minco Gold, has reviewed this news release and is the Qualified Person responsible for verification and quality assurance of the company's exploration data and analytical results.

About Minco Gold

Minco Gold Corporation (TSX:MMM/AMEX:MGH/FSE:MI5) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold properties in China. The Company owns an exploration property portfolio covering more than 1,500 square kilometres of mineral rights in China. For more information on Minco Gold and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604)-688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Gold’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Gold Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.